

Mail Stop 3720

January 28, 2010

Via U.S. Mail and Fax 82 2 6100 7927

Mr. Dong-Hyun Jang
Chief Financial Officer
SK Telecom Co., Ltd.
11 Euljiro, 2-Ga, Jung-gu
Seoul 100-999, Korea

> **RE:** **SK Telecom Co., Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed June 30, 2009**
> **File No. 1-14418**

Dear Mr. Jang:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director